FitchRatings

2023 Form NRSRO
Exhibit 4

Corporate Organizational Structure


HEARST RATINGS II, INC. (Delaware)
FITCH GROUP, INC. (Delaware)
FITCH SOLUTIONS, INC. (Delaware)
FITCH RATINGS, INC. (Delaware)
FITCH LEARNING, INC. (Delaware)

FitchRatings

2023 Form NRSRO
Exhibit 4

Corporate Structure

- **Paul Taylor** — President and CEO, Fitch Group
  - **Fitch Group Operations**
    - Andrew Collyer — Chief Information Officer
    - Andy Jackson — Global Head of HR
    - Bruce Legorburu — General Counsel
    - Tracey Perini — CFO
  - **Ian Linnell** — President, Fitch Ratings
    - **Karen Skinner** — Chief Operating Officer
      - Andrew Currie — Analytical Business Applications
      - Julian Dennison — Global Publishing
      - Susan Launi — Regulatory Affairs, Policies and Procedures
      - Seth Lieberman — Ratings Workflow
      - Jeff Simon — Global Core Ops Corporates and FI
    - **Kevin Duignan** — Global Analytical Head
      - Jeremy Carter — Global Group Head
        - Corporate Finance
      - James McCormack — Global Group Head
        - Sovereigns
      - Rui Pereira — Global Group Head
        - Structured Finance
        - Covered Bonds
      - Laura Porter — Global Group Head
        - U.S. Public Finance
        - Global Infrastructure
        - International Public Finance
      - Marjan van der Weijden — Global Group Head
        - Banks
        - Insurance
        - Funds & Asset Management
        - Non-Bank Financial Institutions
    - **Mark Oline** — Global Head of Business & Relationship Mgmt
      - Ann Flynn — Global Head Public Finance & Global Infrastructure Group
      - J. Douglas Murray — Global Head Structured Finance
      - Aymeric Poizot — Global Head Investor Relations
      - Jose Santos — Global Head Financial Institutions
      - Dmitri Surkov — Global Head Revenue Management
      - Jill Zelter — Global Head Corporates & Structured Credit
      - Carlos Fiorillo — Regional Head Latin America
      - Sing Chan Ng and Kwong Li — Regional co-Heads Asia Pacific
      - Darryl Osojnak — Head of Policy & Operations BRM
  - **Eileen Fahey** — Chief Risk Officer, Fitch Group
    - Fitch Ratings
      - Richard Hunter — Chief Credit Officer
        - Regional and Group Credit Officers
        - Evaluating Committee Robustness
        - Fitch Wire
      - Heather Merrigan — Chief Compliance Officer (dashed line to Independent Directors)
        - Regulatory Compliance
        - Personal Conflict Monitoring
        - Compliance Infrastructure
        - Compliance Testing & Monitoring
      - Robbie Sargent — Head of Operational Risk
      - Bart Oosterveld — Chief Criteria Officer
    - Fitch Group
      - Ian Rathie — Chief Information Security Officer
      - Gautam Mitra — Head of Internal Audit (also reports to Independent Directors)
      - Jana Weissgerber — Data Privacy Manager
- **Independent Directors** — Fitch Ratings Inc/Fitch Ratings Ltd Board of Directors

Bold box: Member of the Fitch Ratings Executive Committee

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC. (Delaware)
FITCH RATINGS CANADA, INC.* (Canada)
FITCH RATINGS LTD (England and Wales)
FITCH RATINGS LANKA LIMITED* (Sri Lanka)
FITCH CENTROAMERICA, S.A.* (Panama)
FITCH RATINGS COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES* (Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED+ (England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)
FITCH CENTROAMERICA, S.A.* (Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS* (Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+ (Singapore)
FITCH SOLUTIONS INDIA ADVISORY PRIVATE LIMITED+ (India)
FITCH SOLUTIONS DEUTSCHLAND GMBH+ (Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

FitchRatings

2023 Form NRSRO
Exhibit 4

Fitch Ratings Ltd Organizational Structure

- FITCH RATINGS LTD (England and Wales)
  - FITCH RATINGS CIS LTD* (England and Wales)
  - FITCH RATINGS IRELAND LIMITED (Ireland)
  - INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
  - FITCH INDIA SERVICES PRIVATE LIMITED* (India)
  - FITCH RATINGS (BEIJING) LIMITED (China)
  - FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
  - INTER ARAB RATING COMPANY E.C.* (Bahrain)
    - FITCH NORTH AFRICA SA*^ (Tunisia)
  - FITCH RATINGS JAPAN LIMITED (Japan)
  - FITCH (HONG KONG) LIMITED (Hong Kong)
  - FITCH AUSTRALIA PTY LIMITED (Australia)
  - KOREA RATINGS CORPORATION* (Korea)
    - E-CREDIBLE CO., LTD*# (Korea)
      - E-CREDIBLE NETWORKS CO., LTD*# (Korea)
  - FITCH RATINGS SINGAPORE PTE LTD (Singapore)
  - PT FITCH RATINGS INDONESIA* (Indonesia)
  - FITCH MEXICO, S.A. DE C.V. (Mexico)
  - FITCH RATINGS BRASIL LTDA. (Brazil)
  - FITCH HOLDING S.A.* (Chile)
    - FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*# (Chile)
  - FITCH RATINGS (THAILAND) LIMITED* (Thailand)
  - APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
  - AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
  - FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
  - FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^ (Argentina)
    - FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*# (Uruguay)

*Not included in Item 3 of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.